EXHIBIT "A"

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

BUYING COLLECTIVE HOLDINGS INCORPORATED

COMMON STOCK PURCHASE WARRANT

NUMBER: 2017 - _____

Dated: _____, 2017 (the "Effective Date")

BUYING COLLECTIVE HOLDINGS INCORPORATED, a corporation organized and existing under the laws of the State of Delaware (the "Company"), hereby certifies that, for value received, _____ or his registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase shares of Common Stock, par value $0.0001 (the "Shares"), from the Company up to a total of _____ Shares (each such Share, a "Warrant Share" and all such Shares, the "Warrant Shares") at an exercise price equal to $10.00 per Warrant Share (hereinafter this Common Stock Purchase Warrant is referred to as this "Warrant" or the "Warrants").

This Warrant may be exercised through and including the 24-month anniversary of the Effective Date referred to above (the "Expiration Date"). This Warrant is subject to the following additional terms and conditions:

1. Registration of Warrant; Registration of Transfers and Exchanges.

(a) The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

(b) The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of

Assignment attached hereto duly completed and signed, to the Company at its address for notice specified in Section 9 along with an opinion of counsel to the Holder reasonably acceptable to the Company that such transfer may be made without compliance with Federal and state securities laws. Upon any such registration or transfer, a new warrant to purchase Shares, in substantially the form of this Warrant (any such new warrant, a "New Warrant"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all the rights and obligations of a holder of a Warrant.

(c)   This Warrant is exchangeable, upon the surrender hereof by the Holder to the office of the Company at its address for notice specified in Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

2.   Duration, Exercise and Redemption of Warrants.

(a)   This Warrant shall be exercisable by the registered Holder on any business day before 5:00 P.M., Utah time, at any time and from time to time on or after the date hereof to and including the Expiration Date. At 5:00 P.M., Utah time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b)   Subject to Sections 1(c) and 5, upon surrender of this Warrant, with the Form of Election to Purchase attached hereto duly completed and signed, to the Company at its address for notice set forth in Section 9 and upon payment of the Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, all as specified by the Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than five business days after the Date of Exercise, as defined herein) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. Any person so designated by the Holder to receive Warrant Shares shall be deemed to have become a holder of record of such Warrant Shares as of the Date of Exercise of this Warrant. A "Date of Exercise" means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the holder hereof to be purchased.

(c)   This Warrant shall be exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. If less than all the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

3.   Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the issuance of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder, and the Company shall not be required to issue or cause to be issued or deliver or cause to be delivered the certificates for Warrant Shares unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

4.   Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and indemnity, if reasonably satisfactory to it. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable charges as the Company may prescribe.

5.   Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders (taking into account the adjustments and restrictions of Section 6). The Company covenants that all Warrant Shares that shall be so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable.

6.   Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 6. Upon each such adjustment of the Exercise Price pursuant to this Section 6, the Holder shall thereafter prior to the Expiration Date be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

(a)   If the Company, at any time while this Warrant is outstanding, (i) shall pay a stock dividend or otherwise make a distribution or distributions on Shares of its Common Stock (as defined below) or on any other class of capital stock (and not the Shares) payable in Common Stock, (ii) subdivide outstanding Shares of Common Stock into a larger number of Shares, or (iii) combine outstanding Shares of Common Stock into a smaller number of Shares, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding before such event and of which the denominator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination, and shall apply to successive subdivisions and combinations.

(b)   In case of any reclassification of the Shares, any consolidation or merger of the Company with or into another person, the sale or transfer of all or substantially all of the assets of the Company in which the consideration therefor is equity or equity equivalent securities or any compulsory share exchange pursuant to which the Shares are converted into other securities or property, then the Holder shall have the right thereafter to exercise this Warrant only into the Shares and other securities and property receivable upon or deemed to be held by holders of Shares following such reclassification, consolidation, merger, sale, transfer or share exchange, and the Holder shall be entitled upon such event to receive such amount of securities or property of the Company's business combination partner equal to the amount of Warrant Shares such Holder would have been entitled to had such Holder exercised this Warrant immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this Section 6(b) upon any exercise following any such reclassification, consolidation, merger, sale, transfer or share exchange.

(c)   If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Shares (and not to holders of this Warrant) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, excluding those referred to in Sections 6(a), (b), and (d), then in each such case the Exercise Price shall be determined by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Exercise Price determined as of the record date mentioned above, and of which the numerator shall be such Exercise Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding Share as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which, in all events, may be the firm that regularly examines the financial statements of the Company) (an "Appraiser") mutually selected in good faith by the holders of a majority in interest of the Warrants then outstanding and the Company. Any determination made by the Appraiser shall be final.

(d)   If, at any time while this Warrant is outstanding, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute Shares of Common Stock to all holders of Shares for a consideration per Share less than the Exercise Price then in effect, then, forthwith upon such issue or sale, the Exercise Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (i) an amount equal to the sum of (A) the number of Shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Exercise Price, and (B) the consideration, if any, received or receivable by the Company upon such issue or sale by (ii) the total number of Shares of Common Stock outstanding immediately after such issue or sale.

(e)   For the purposes of this Section 6, the following clauses shall also be applicable:

(i)   Record Date. In case the Company shall take a record of the holders of its Shares for the purpose of entitling the holders of Shares (A) to receive a dividend or other distribution payable in Shares or in securities convertible or exchangeable into Shares of Common Stock, or (B) to subscribe for or purchase Shares or securities convertible or exchangeable into Shares of Common Stock, then such record date shall be deemed to be the date of the issue or sale of the Shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(ii)   Treasury Shares. The number of Shares of Common Stock outstanding at any given time shall not include Shares owned or held by or for the account of the Company, and the disposition of any such Shares shall be considered an issue or sale of Shares.

(f)   All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a Share, as the case may be.

(g)   If:

(i)   the Company shall declare a dividend (or any other distribution) on its Shares; or

(ii)   the Company shall declare a special nonrecurring cash dividend on or a redemption of its Shares; or

(iii)   the Company shall authorize the granting to all holders of the Shares rights or warrants to subscribe for or purchase any Shares of any class or of any rights; or

(iv)   the approval of the stockholders of the Company shall be required in connection with any reclassification of the Shares of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Shares is converted into other securities, cash or property; or

(v) the Company shall authorize the voluntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be mailed to each Holder at their last addresses as they shall appear upon the Warrant Register, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

7.   Payment of Exercise Price. The Holder may exercise this Warrant by tendering to the Company cash or certified or official bank check or checks in an amount calculated by multiplying the Exercise Price per Share by the number of Warrant Shares the Holder desires to purchase.

8.   Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares, which shall be issuable upon the exercise of this Warrant, shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

9.   Notices. Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) upon actual receipt by the party to whom such notice is required to be given if personally delivered, (ii) the business day following the date of mailing, if sent by internationally recognized overnight courier service, or (iii) the next business day following transmission via e-mail. The addresses for such communications shall be to the persons and at the addresses indicated on the signature page of this Warrant. Either party may change the address to which notices are to be sent by delivering notice to the other party in accordance with this Section 9.

10.   Warrant Agent.

(a)   The Company shall serve as warrant agent under this Warrant. Upon 30 days' notice to the Holder, the Company may appoint a new warrant agent.

(b)   Any business entity into which the Company or any new warrant agent may be merged or any business entity resulting from any consolidation to which the Company or any new warrant agent shall be a party or any business entity to which the Company or any new warrant agent transfers substantially all of its transfer agent services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

11.   <u>Miscellaneous</u>.

(a)   This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing signed by the Company and the Holder.

(b)   Subject to Section 11(a), above, nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Holder.

(c)   This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Utah without regard to the principles of conflicts of law thereof.

(d)   The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(e)   In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(The remainder of this page is intentionally blank; the signature page follows.)

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

BUYING COLLECTIVE HOLDINGS INCORPORATED

By: _____
Rod A. Smith, Chief Executive Officer

1450 South Blackhawk Boulevard
Mt. Pleasant, Utah 84647

E-Mail: rsmith@bchinc.com

AGREED AND ACCEPTED:

_____
(Signature)

_____
(Printed Name of Signer)

_____
(Printed Name of Entity, if applicable)

_____
(Printed Title of Signer, if Entity)

_____
(Street Address)

_____
(City, State, Zip Code)

_____
(E-Mail Address)

FORM OF ELECTION TO PURCHASE
(To be executed by the Holder to exercise the right
to purchase Shares of Common Stock under the foregoing Warrant)

To: BUYING COLLECTIVE HOLDINGS INCORPORATED
1450 South Blackhawk Boulevard
Mt. Pleasant, Utah 84647

Attention: Chief Executive Officer

In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase _____ Shares of Common Stock ("Shares") of BUYING COLLECTIVE HOLDINGS INCORPORATED and encloses herewith $_____ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) for the number of Shares of Common Stock to which this Form of Election to Purchase relates, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the Shares of Common Stock issuable upon this exercise be issued in the name of:

Print name and address: _____

_____

_____

_____

Print Social Security or
Tax Identification Number: _____

If the number of Shares of Common Stock issuable upon this exercise shall not be all the Shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the Shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

Print name and address: _____

_____

_____

_____

IN WITNESS WHEREOF, this Election to Purchase has been executed by the undersigned as of the date indicated below.

Dated: _____

Name of Holder: _____

Signature: _____

By (if entity):   _____

Name (if entity):   _____

Title (if entity):   _____

(The signature above must conform in all respects to the name of the Holder of the Warrant as specified on the face of the Warrant)

ASSIGNMENT OF WARRANT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto the transferee identified below the right represented by the within Warrant to purchase _____ Shares of Common Stock of BUYING COLLECTIVE HOLDINGS INCORPORATED as to which the within Warrant relates and appoints the Secretary of BUYING COLLECTIVE HOLDINGS INCORPORATED, attorney-in-fact, to transfer said right on the books of BUYING COLLECTIVE HOLDINGS INCORPORATED, with full power of substitution in the premises.

Dated: _____   Name of Holder: _____

Signature: _____

By (if entity):   _____

Name (if entity):   _____

Title (if entity): _____

*(The signature above must conform in all respects to the name of
the Holder of the Warrant as specified on the face of the Warrant)*

Transferee's name and address: _____

_____

_____

_____

Transferee's Social Security or
Tax Identification Number: _____